NEWS RELEASE
TSX Venture Exchange Symbol: SNV	September 11th, 2006

SONIC ENGAGES CHF INVESTOR RELATIONS

Vancouver, CANADA – Sonic Environmental Solutions Inc. (TSX Venture: SNV) today announced that it has retained the services of CHF Investor Relations (Cavalcanti Hume Funfer Inc.) of Toronto and Calgary, Canada’s longest established and one of its most respected IR firms.

Adam Sumel, President & CEO, commented “We are very pleased to once again be represented by CHF Investor Relations who previously worked very closely with us at the time of the listing of the Company. It is my expectation that the resumption of our working relationship with CHF will result in a sustained improvement in communications, and investor interest.”

Commencing immediately, subject to TSX Venture Exchange approval, CHF will provide investor relations and market making services for a term of twelve (12) months. Upon successful completion of the contract on September 14th, 2007, in the absence of prior termination for cause or non-performance, or written notice to the contrary where termination by either party would require three months’ prior notice in writing, the program will automatically continue on a month to month basis thereafter.

CHF will receive a monthly fee of $7,500, plus approved disbursements. CHF will upon engagement, and subject to Board and regulatory approvals, receive a stock option package of 335,000 Sonic shares, valid for five (5) years, priced at $1.00. These non-assignable, non-transferable options would be subject to directors’ approval, the dictates of the Company Stock Option Plan, and the usual vesting rules of the Exchange (1/4 per three months over one year). In the event of termination of this agreement, any outstanding options would expire after 30 days, as dictated by the rules of the TSX Venture Exchange. CHF’s investor relations services are provided in accordance with TSX Venture Exchange Policy 3.4.

About CHF Investor Relations
CHF Investor Relations, a proactive, results-driven firm, offers premium IR service to an international portfolio of client companies operating in a broad range of industries including mineral producers, mining exploration and development, high-tech, biotechnology, oil and gas and special situations. CHF provides comprehensive IR representation to the Canadian audience through their offices in Toronto and Calgary. For more information, please visit their website at www.chfir.com.

About Sonic
Sonic develops and markets process technologies based on the company’s core patented sonic generators, the world’s only large scale use of sonic energy in process industries. Sonic’s Environmental Remediation Division markets remediation services utilizing both our Sonoprocessä technology for the chemical destruction of Persistent Organic Pollutants (POP) and the Terra-Kleen solvent extraction process for the removal of POP contamination. Sonic’s technologies are unique in providing a total on-site solution to contaminated sites which is both non-thermal and relatively low-cost. The Company’s solutions are modular and flexible to suit treatment volumes, oversize material and site space limitations. Sonic is also developing further proprietary SonoprocessTM applications to better meet the needs of major process industries such as cement and oil sands.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading "Risk Factors" and elsewhere in the company's periodic filings with Canadian securities regulators. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The company does not assume the obligation to update any forward-looking statement.

For further information, please contact:	Laura Byspalko, Public Relations Manager
Tel: 604-736-2552 ext. 104 Email: lbyspalko@sesi.ca

www.SonicEnvironmental.com